Exhibit 99.1

Hanwha SolarOne Reports Second Quarter 2014 Results

SHANGHAI, August 28, 2014 — Hanwha SolarOne Co., Ltd. ( “SolarOne” or the “Company”) (Nasdaq: HSOL), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today reported its unaudited financial results for the three months ended June 30, 2014. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (8:00 pm Shanghai Time) on August 28, 2014. A slide presentation with details of the results will also be available on the Company’s website prior to the call.

SECOND QUARTER 2014 HIGHLIGHTS

	1Q14			2Q14			Percentage Change[1]
	(RMB)		(US$)	(RMB)		(US$)	(%)
Net Revenues (Million)	1,138.4		183.1	1,107.3		178.5	-2.7
Shipments (MW)		323.6			339.5		+4.9
Average Selling Price (/W)	4.27		0.69	4.17		0.67	-2.3
Gross profit (Million)	158.1		25.4	105.1		16.9	-33.5
Gross margin (%)		13.9			9.5		-440 basis points
Operating (loss)/profit (Million)	21.9		3.5	(39.9)		(6.4)	N/M
Operating margin (%)		1.9			-3.6		-550 basis points
Net loss (Million)	(133.4)		(21.5)	(54.8)		(8.8)	Reduced 58.9
Net loss per basic ADS	(1.47)		(0.24)	(0.60)		(0.10)	Reduced 59.2

1	Percentage changes are calculated based on RMB amounts to eliminate fluctuations in the exchange rate of the dollar.

Mr. Seong-woo Nam, Chairman and CEO of Hanwha SolarOne commented, “The second quarter of 2014 showed an increase in shipments and a significant reduction in our net loss position. Our gross margins were driven down by a lower average selling price, reflecting a decreasing proportion of sales from the higher-priced EU market, particularly the UK, and an increasing proportion from the relatively lower priced China market. We maintained our strong position in Japan and began shipments to several newer emerging markets. We continued to maintain tight control over operating expenses.”

Chairman Nam noted, “We see a number of positive developments for our business for the remainder of this year, including 1) strong growth in quarterly shipment volumes beginning in the third quarter, driven especially by good visibility in China 2) opportunities for cost reduction due to increased efficiency and improved utilization for our ingot and wafer manufacturing lines, 3) the introduction of new four busbar cell technology, 4) reduced processing costs from decreased use of raw materials 5) increased automation of our production lines and 6) the addition of new cell and module lines. Module manufacturers continue to compete intensely on price and we expect to continue to see decreasing average selling prices near term that make gross margin expansion challenging in the near term.”

SECOND QUARTER 2014 RESULTS

•	Total net revenues were RMB1,107.3 million (US$178.5 million), a decrease of 2.7% from RMB1,138.4 million in 1Q14, and a decrease of 6.4% from RMB1,182.8 million in 2Q13. The decrease in total net revenues in 2Q14 compared with 1Q14 was primarily due to a lower average selling price. Module processing services accounted for approximately 13% of revenues.

•	PV module shipments, including module processing services, were 339.5 MW, a 4.9% increase from 323.6 MW in 1Q14, and a 5.7% increase from 321.2 MW in 2Q13.

Module revenue by shipping destination 2Q 14

Country	2Q14
Japan	53%
US	11%
UK	9%
Korea	9%
Canada	7%
China	6%
Turkey	1%
Others	4%

Module revenue by shipping destination 1Q 14

Country	1Q14
Japan	51%
UK	22%
US	8%
Korea	7%
India	3%
Canada	3%
Guatemala	2%
Others	4%

•	The Company once again maintained a strong presence in Japan, representing 53% of module shipments worldwide in 2Q14. The US reversed its position with the UK from the prior quarter to become the second largest market for the Company in the three months ended June 30, 2014. The UK market declined this quarter to account for 9% of total shipments, due to lower demand for utility-scale solar projects after a change in the incentive scheme. Deliveries to Korea and Canada picked up for the Company at 9%, and 7% for this quarter, respectively. This quarter we saw a meaningful rebound in shipments to the China market, representing 6% of the 339.5 MW of modules shipped. We continue to see momentum building in the China market and expect strong demand in the second half of the year. The Company continues to penetrate new emerging markets, with Turkey being the Company’s newest market. The Company increased the shipment of PV modules to 23 countries during 2Q14, including a number of notable new markets. Shipments to Europe and Africa (EA) contributed 12% to total module shipments, Asia Pacific (AP) accounted for 70% and North America (NA) 18%.

•	The average selling price of modules, excluding module processing services, decreased to RMB4.17 per watt (US$0.67), from RMB4.27 per watt in 1Q14 and increased from RMB4.03 per watt in 2Q13. This is primarily attributable to a greater percentage of business in China which is a lower price market and to a decline in volume to the UK which is comparatively a higher priced market.

•	Gross profit in 2Q14 was RMB105.1 million (US$16.9 million), compared with a gross profit of RMB158.1 million in 1Q14 and a gross profit of RMB65.3 million in 2Q13. The decrease in gross profit in 2Q14 was primarily due to lower revenues due to declining average selling price.

•	Gross margin was positive 9.5%, compared with positive 13.9% in 1Q14 and positive 5.5% in 2Q13.

•	The blended cost of goods sold (“COGS”) per watt, excluding module processing services, was US$0.59, representing no change from 1Q14. The blended COGS takes into account the production cost (silicon and non-silicon) using internally sourced wafers, and purchase costs and additional processing costs of externally sourced wafers and cells.

•	Operating loss in 2Q14 was RMB39.9 million (US$6.4 million), compared with an operating profit of RMB21.9 million in 1Q14 and an operating loss of RMB122.1 million in 2Q13. Operating margin decreased to negative 3.6% from positive 1.9% in 1Q14 and increased from negative 10.3% in 2Q13.

•	Operating expenses as a percentage of total net revenues were 13.1% in 2Q14, compared with 12.0% in 1Q14 and 15.8% in 2Q13. The Company continues to maintain tight operating expense control.

•	Interest expense was RMB88.4 million (US$14.2 million), compared with RMB89.0 million in 1Q14 and RMB73.3 million in 2Q13.

•	The Company recorded a net gain of RMB37.3 million (US$6.0 million), which included a foreign exchange gain and a loss from the change in fair value of derivatives in hedging activities. The Company recorded a net loss of RMB72.7 million in 1Q14 and a net gain of RMB47.2 million in 2Q13 for the foreign exchange gain/loss and the gain/loss from change in fair value of derivatives in hedging activities.

•	Gain from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB3.4 million (US$0.6 million), compared with a loss of RMB0.3 million in 1Q14 and a loss of RMB11.3million in 2Q13. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter, primarily based on changes in the Company’s ADS price. The Company has no direct control over the fluctuations.

•	Net loss attributable to shareholders on a non-GAAP basis[1] was RMB54.0 million (US$8.7 million), compared with a net loss attributable to shareholders of RMB98.8 million in 1Q14 and a net loss attributable to shareholders of RMB130.0 million in 2Q13.

•	Net loss per basic ADS on a non-GAAP basis was RMB0.59 (US$0.10), compared with net loss per basic ADS on a non-GAAP basis of RMB1.09 in 1Q14 and net loss per basic ADS on a non-GAAP basis of RMB1.54 in 2Q13.

•	Net loss attributable to shareholders on a GAAP basis was RMB54.8 million (US$8.8 million), compared with net loss attributable to shareholders of RMB133.4 million in 1Q14 and net loss attributable to shareholders of RMB166.0 million in 2Q13.

•	Net loss per basic ADS on a GAAP basis was RMB0.60 (US$0.10), compared with net loss per basic ADS of RMB1.47 in 1Q14 and net loss per basic ADS of RMB1.96 in 2Q13.

•	Annualized ROE on a non-GAAP basis was negative 13.6% in 2Q14, compared with negative 24.6% in 1Q14 and negative 25.1% in 2Q13.

•	Annualized ROE on a GAAP basis was negative 11.9% in 2Q14, compared with negative 28.4% in 1Q14 and negative 27.2% in 2Q13.

FINANCIAL POSITION

As of June 30 2014, the Company had cash and cash equivalents of RMB981.5 million (US$158.2 million) and net working capital of negative RMB1,204.7 million (US$194.2 million), compared with cash and cash equivalents of RMB1,078.6 million and net working capital of RMB140.1 million as of March 31, 2014. The decline in net working capital results from the reclassification of a term loan from a long term to a short term liability. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB2, 918.8 million (US$470.5 million) as of June 30, 2014, compared with RMB1, 519.5 million as of March 31, 2014. As of June 30, 2014 the Company’s convertible bonds were classified as a current liability and totaled RMB462.1 million (US$74.5 million). Holders of the convertible bonds have the option to require the Company to redeem the notes on January 15, 2015. The Company has from time to time been buying back its convertible bonds since January 1, 2012. The Company has repurchased convertible bonds to the value of approximately US$86.4 million out of US$172.5 million in face value as of June 30, 2014. As of June 30, 2014, the Company had total long-term debt of RMB1, 619.4 million (US$261.0 million), which is comprised of long-term bank borrowings and long-term notes. The Company’s long-term bank borrowings are to be repaid in installments until their maturities ranging from 1 to 3 years. The Company’s long-term notes are to be repaid in 2 years.

1	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

Net cash provided in operating activities in 2Q14 was RMB130.6 million (US$21.0 million), compared with net cash used in operating activities of RMB209.5 million in 1Q14 and net cash provided in operating activities of RMB497.7 million in 2Q13. As of June 30, 2014, accounts receivable were RMB641.0 million (US$103.3 million), compared with RMB824.5 million as of March 31, 2014 and RMB1, 163.6 million as of June 30, 2013. Days sales outstanding (“DSO”) were unchanged in 2Q14 from 1Q14 at 116 days in and decreased from 124 days in 2Q13. As of June 30, 2014, inventories increased to RMB852.9 million (US$137.5 million) from RMB779.6 million as of March 31, 2014 and RMB686.6 million as of June 30, 2013. Day’s inventory was 73 days in 2Q14 compared with 70 days in 1Q14 and 59 days in 2Q13.

Capital expenditures were RMB84.6 million (US$13.6 million) in 2Q14.

CAPACITY STATUS

As of June 30, 2014, the Company had production capacity of 800 MW for ingot and wafer, 1.3 GW for cell and 1.5 GW for module. The Company is aiming to expand cell and module capacities to at least 1.5 GW and 2.0 GW, respectively, by the end of 2014.

BUSINESS OUTLOOK

The Company provides the following guidance based on current operating trends and market conditions.

For the third quarter 2014 the Company expects:

•	Module shipments of approximately 400MW

For the full year 2014, the Company expects:

•	Module shipments between 1.5 – 1.6 GW of which about 25-30% will be for PV module processing services

•	Capital expenditures of $80 million largely for automation of existing manufacturing lines, as well as, cell module capacity expansions to at least 1.5 GW and 2.0 GW respectively

CONFERENCE CALL

The Company will host a conference call to discuss the second quarter results at 8:00 AM Eastern Time (8:00 PM Shanghai Time) on August 28, 2014.

Mr. Seong-woo Nam, Chairman and CEO; Mr. Jung Pyo SEO, Chief Financial Officer; and Mr. Paul Combs, Vice President of Investor Relations, will discuss the results and take questions following the prepared remarks.

The dial-in details for the live conference call are as follows:

• U.S. Toll Free Number:	18665194004

• International dial-in Number:	+65 67239381

• China Toll Free Numbers:	4006208038 8008190121

Passcode: HSOL

A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://www.hanwha-solarone.com. A replay of the webcast will be available for one month.

A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:

• U.S. Toll Free Number:	18554525696

• International dial-in Number:	+61 2 8199 0299

• China Domestic Toll Free Numbers:	4006022065 (Mandarin) 8008700205

Conference ID 84707308

Encore Dates: 28/08/2014 11:00 ET - 05/09/2014 09:59 ET

FOREIGN CURRENCY CONVERSION

The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of June 30, 2014, which was RMB6.2036 to US$1.00, except for the conversion of Renminbi into U.S. dollars for 1Q14 which is based on the exchange rate of RMB6.2164 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of March 31, 2014 and the conversion of Renminbi into U.S. dollars for 2Q13 which is based on the exchange rate of RMB6.1374 to US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board as of June 28, 2013 . No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2014 or at any other date. Percentage changes stated in this press release are calculated based on Renminbi amounts.

USE OF NON-GAAP FINANCIAL MEASURES

The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 3Q and full-year 2014 estimates for PV product shipments, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Hanwha SolarOne disclaims any obligation to update or correct any forward-looking statements.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is a vertically-integrated manufacturer of silicon ingots, wafers, PV cells and modules. Hanwha SolarOne offers high-quality, reliable products and services at competitive prices. Partnering with third-party distributors, OEM manufacturers, and systems integrators, Hanwha SolarOne serves the utility, commercial, government, and residential markets. The Company maintains a strong presence worldwide, with employees located throughout Europe, North America and Asia, and embraces environmental responsibility and sustainability, with an active role in the voluntary photovoltaic recycling program. Hanwha Group, Hanwha SolarOne’s largest shareholder, is active in solar project development and financing, and the production of polysilicon. For more information, please visit: http://www.hanwha-solarone.com.

For further information, please contact:

Hanwha SolarOne Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co., Ltd.